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                                [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
JUNE 4, 2002

               DRAXIS PROVIDES FURTHER UPDATE TO PROPOSED SALE OF
                      CANADIAN SALES AND MARKETING DIVISION

MISSISSAUGA, ONTARIO, JUNE 4, 2002 - DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) has modified the terms of the previously announced proposed sale of its Canadian pharmaceutical sales and marketing division (Draxis Pharmaceutica) to Elan Corporation, plc.

In January 2002, DRAXIS announced it had entered into a binding letter of intent with Elan wherein Elan agreed to acquire the operations, product rights and other assets and obligations of the Draxis Pharmaceutica division.

Under the modified agreement, Elan will acquire Canadian product rights for Zanaflex(R), Diastat(R), Mysoline(R), Permax(R), Eldepryl(R), Novo-Selegiline, Ziconotide, MYOBLOC(TM), Frovatriptan, Levulan Kerastick(R), Zelapar(TM) and Zonegran(TM). The transaction will now exclude the Canadian rights to Alertec(R) in addition to Hectorol(TM) and paclitaxel.

DRAXIS will receive a cash payment of US$9 million upon closing along with a participating interest based on Canadian sales of two products included in the transaction. In addition, Elan will assume certain liabilities associated with Draxis Pharmaceutica.

DRAXIS expects to close the transaction and is continuing negotiations with respect to the final terms and definitive documentation, including required consents. As a result, there are no assurances that it will be completed as announced. Should the proposed transaction not be completed, DRAXIS will continue to manage the Draxis Pharmaceutica division to enhance shareholder value consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated specialty pharmaceutical company with strong core competencies in two segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

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EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS HEALTH INC. IN CANADA:   FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                       Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                   The Investor Relations Group
Phone: 877-441-1984                  Phone:   212-825-3210
Fax:   905-677-5494                  Fax:     212-825-3229


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